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                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C.  20549

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                                 FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                           PACCAR FINANCIAL CORP.
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          (Exact Name of Registrant as Specified in its Charter)

          Washington                             91-6029712
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    (State of Incorporation)        (I.R.S. Employer Identification No.)

777 - 106th Avenue N.E., Bellevue, WA                   98004
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(Address of Principal Executive Offices)              (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check
the following box   [X]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class              Name of Each Exchange on Which
        to be so Registered              Each Class is to be Registered
  --------------------------------       ------------------------------
  6.30% Medium-Term Note, Series H           New York Stock Exchange
      due December 15, 2000

Securities to be registered pursuant to Section 12(g) of the Act:

                              None.


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           INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  Description of Registrant's Securities to be Registered.

         The material set forth in the sections captioned "Description of Notes" and "Description of Securities" in the Registrant's Registration Statement on Form S-3 (Registration Statement No. 333-01623) filed with the Securities and Exchange Commission on March 11, 1995 is incorporated herein by reference.

ITEM 2.  Exhibits.

         Pursuant to Instruction II to Form 8-A, no exhibits are filed with the Securities and Exchange Commission herewith. The following exhibits are filed with the New York Stock Exchange pursuant to such instruction:

         1. Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         4.1  Restated Articles of Incorporation of the Company, as amended.

         4.2  By-Laws of the Company, as amended.

         4.3 Indenture for Senior Debt Securities dated as of December 1, 1983 between the Company and Citibank, N.A., Trustee.

         4.4 First Supplemental Indenture for Senior Debt Securities dated as of June 19, 1989 between the Company and Citibank, N.A. as Trustee.

         5.   Forms of Medium-Term Note, Series H.

                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                     PACCAR Financial Corp.


Dated:    March 25, 1996             By: /s/ R. E. Ranheim
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                                         R. E. Ranheim
                                         Treasurer